ANGLO AMERICAN

02042777

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

9 July, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 18 June 2002 – Anglo American plc announces new non-executive director.
- Press Release dated 25 June 2002 – South African Minerals Development Bill.
- Press Release dated 28 June 2002 – Anglo American plc announces increased stake in Gold Fields.
- Press Release dated 1 July 2002 – Anglo American plc responds to reports in Zimbabwe regarding National Foods
- Notification of interests of directors and connected persons dated 26 June 2002.
- Notification of Major Interests in Shares dated 18 June 2002.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

dlw 7/23

Enc - 5 copies

ANGLO AMERICAN

News Release

18 June 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr Fred Phaswana has joined its Board with immediate effect, he will also join the board of Anglo American Corporation of South Africa Limited.

Mr Phaswana (57), has had extensive experience in the resources industry, having worked for BP in a number of countries and capacities in both Africa and Europe since the 1960s. He is currently BP Regional President: Africa, a position he assumed in 1999. Before that he was Director BP Oil (Benelux) and Associate President BP Netherlands (1992) and Chairman and Chief Executive BP Southern Africa (1995). Mr Phaswana is widely involved in public life in southern Africa, chairing the South African Institute of International Affairs, the South African National Energy Association (the local branch of the World Energy Council) and the Cape Town Graduate School of Business Advisory Board . He is also Vice Chairman of the World Wildlife Fund South Africa and of the South Africa Foundation and is Honorary President of the Cape Town Press Club.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming Fred Phaswana to the Board. He brings broad experience of large-scale natural resources business, especially in Africa. He is widely respected and the Board will be strengthened by his judgement and perspectives."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)20 7698 8888 Fax 44 (0)20 7698 8500 corporateaffairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

For further information:

London:
Edward Bickham
Tel: +44 20 7698 8547

Johannesburg:
Michael Spicer
Tel: +27 11 638 3870

Anne Dunn
Tel: +27 11 638 4730

Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

18 June 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr Fred Phaswana has joined its Board with immediate effect, he will also join the board of Anglo American Corporation of South Africa Limited.

Mr Phaswana (57), has had extensive experience in the resources industry, having worked for BP in a number of countries and capacities in both Africa and Europe since the 1960s. He is currently BP Regional President: Africa, a position he assumed in 1999. Before that he was Director BP Oil (Benelux) and Associate President BP Netherlands (1992) and Chairman and Chief Executive BP Southern Africa (1995). Mr Phaswana is widely involved in public life in southern Africa, chairing the South African Institute of International Affairs, the South African National Energy Association (the local branch of the World Energy Council) and the Cape Town Graduate School of Business Advisory Board . He is also Vice Chairman of the World Wildlife Fund South Africa and of the South Africa Foundation and is Honorary President of the Cape Town Press Club.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming Fred Phaswana to the Board. He brings broad experience of large-scale natural resources business, especially in Africa. He is widely respected and the Board will be strengthened by his judgement and perspectives."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)20 7698 8888 Fax 44 (0)20 7698 8500 corporateaffairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

London:
Edward Bickham
Tel: +44 20 7698 8547

Johannesburg:
Michael Spicer
Tel: +27 11 638 3870

Anne Dunn
Tel: +27 11 638 4730

Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

18 June 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr Fred Phaswana has joined its Board with immediate effect, he will also join the board of Anglo American Corporation of South Africa Limited.

Mr Phaswana (57), has had extensive experience in the resources industry, having worked for BP in a number of countries and capacities in both Africa and Europe since the 1960s. He is currently BP Regional President: Africa, a position he assumed in 1999. Before that he was Director BP Oil (Benelux) and Associate President BP Netherlands (1992) and Chairman and Chief Executive BP Southern Africa (1995). Mr Phaswana is widely involved in public life in southern Africa, chairing the South African Institute of International Affairs, the South African National Energy Association (the local branch of the World Energy Council) and the Cape Town Graduate School of Business Advisory Board . He is also Vice Chairman of the World Wildlife Fund South Africa and of the South Africa Foundation and is Honorary President of the Cape Town Press Club.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming Fred Phaswana to the Board. He brings broad experience of large-scale natural resources business, especially in Africa. He is widely respected and the Board will be strengthened by his judgement and perspectives."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)20 7698 8888 Fax 44 (0)20 7698 8500 corporateaffairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

London:
Edward Bickham
Tel: +44 20 7698 8547

Johannesburg:
Michael Spicer
Tel: +27 11 638 3870

Anne Dunn
Tel: +27 11 638 4730

Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

18 June 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr Fred Phaswana has joined its Board with immediate effect, he will also join the board of Anglo American Corporation of South Africa Limited.

Mr Phaswana (57), has had extensive experience in the resources industry, having worked for BP in a number of countries and capacities in both Africa and Europe since the 1960s. He is currently BP Regional President: Africa, a position he assumed in 1999. Before that he was Director BP Oil (Benelux) and Associate President BP Netherlands (1992) and Chairman and Chief Executive BP Southern Africa (1995). Mr Phaswana is widely involved in public life in southern Africa, chairing the South African Institute of International Affairs, the South African National Energy Association (the local branch of the World Energy Council) and the Cape Town Graduate School of Business Advisory Board . He is also Vice Chairman of the World Wildlife Fund South Africa and of the South Africa Foundation and is Honorary President of the Cape Town Press Club.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming Fred Phaswana to the Board. He brings broad experience of large-scale natural resources business, especially in Africa. He is widely respected and the Board will be strengthened by his judgement and perspectives."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)20 7698 8888 Fax 44 (0)20 7698 8500 corporateaffairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

For further information:

London:
Edward Bickham
Tel: +44 20 7698 8547

Johannesburg:
Michael Spicer
Tel: +27 11 638 3870

Anne Dunn
Tel: +27 11 638 4730

Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

18 June 2002

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Mr Fred Phaswana has joined its Board with immediate effect, he will also join the board of Anglo American Corporation of South Africa Limited.

Mr Phaswana (57), has had extensive experience in the resources industry, having worked for BP in a number of countries and capacities in both Africa and Europe since the 1960s. He is currently BP Regional President: Africa, a position he assumed in 1999. Before that he was Director BP Oil (Benelux) and Associate President BP Netherlands (1992) and Chairman and Chief Executive BP Southern Africa (1995). Mr Phaswana is widely involved in public life in southern Africa, chairing the South African Institute of International Affairs, the South African National Energy Association (the local branch of the World Energy Council) and the Cape Town Graduate School of Business Advisory Board . He is also Vice Chairman of the World Wildlife Fund South Africa and of the South Africa Foundation and is Honorary President of the Cape Town Press Club.

Commenting on the appointment, Julian Ogilvie Thompson, Chairman of Anglo American, said: "We are very pleased to be welcoming Fred Phaswana to the Board. He brings broad experience of large-scale natural resources business, especially in Africa. He is widely respected and the Board will be strengthened by his judgement and perspectives."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)20 7698 8888 Fax 44 (0)20 7698 8500 corporateaffairs@angloamerican.co.uk
www.angloamerican.co.uk

For further information:

London:
Edward Bickham
Tel: +44 20 7698 8547

Johannesburg:
Michael Spicer
Tel: +27 11 638 3870

Anne Dunn
Tel: +27 11 638 4730

Marion Dixon
Tel: +27 11 638 3001

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

25 June 2002

South African Minerals Development Bill

There has been considerable public speculation as to the possible impact of the proposed new Minerals and Petroleum Resources Bill.

Anglo American is examining the Bill tabled in the South African Parliament on Tuesday, 25 June and evaluating its implications. It is too early to reach definite conclusions, especially as the regulations accompanying the Bill, and the proposed Mining Charter have yet to be tabled. Anglo American looks forward to engaging constructively with Government and other stakeholders on these issues so that the new legislation can be implemented in a way that is both conducive to investor confidence and to fulfilling the aims of the Bill, of which the Company is fully supportive.

In so far as the Platinum sector has distinct features and has been the subject of particular commentary, Anglo Platinum has this afternoon put out a separate statement (attached).

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN PLATINUM CORPORATION LIMITED
Registration No 1946/022452/06

JSE Code: AMS
ISIN: ZAE000013181

MEDIA RELEASE

There has been considerable press coverage of the passage of the new Mineral and Petroleum Resources Development Bill (the Bill) during the recent parliamentary debates. This coverage has given rise to much speculation as to what impact the Bill will have on the mining industry generally and in particular, its implications for the platinum industry and Anglo Platinum.

Anglo Platinum has been consistent in its support for the fundamental, political, economic and social objectives of the Bill. Two major multi-billion rand empowerment transactions have already been completed, with Mvelaphanda Holdings at Northam Platinum (22,5 per cent) and with African Rainbow Minerals at the new Modikwa (previously Maandagshoek) project (50 per cent), and two further major Black Economic Empowerment (BEE) initiatives are currently under negotiation. Most importantly, the company has committed to Government that it will propose significant additional BEE transactions and related small and medium enterprise (SME) initiatives at its new projects as these are developed.

In May of 2000, Anglo Platinum announced that based on its analysis of market demand, annual production capacity would be expanded from the then base of 2 million ounces of platinum to 3,5 million ounces by calendar 2006. Expressed in current money terms, escalated to completion, the capital cost of this expansion is estimated at over R20 billion. In pursuance of this programme, the Company has announced that new mines will be developed at Bafokeng Rasimone, Styldrift, Modikwa, Pandora, Waterval and Twickenham, the building of a new smelter at Polokwane (formerly Pietersburg) and the expansion of its base and precious metal refining activities in Rustenburg. Additional substantial capital projects to maintain baseline production are planned and will be announced if board approval and the requisite Government approvals are obtained.

These projects will provide over 13,000 new jobs directly as well as innumerable opportunities in surrounding communities for procurement and SME activities.

Pursuant to the R20 billion expansion programme, and in terms of a December 2000 agreement with Government securing the company's mineral resources within the eastern limb of the Bushveld Complex, and in

compliance with existing legislation, the company made application to the Department of Mineral and Energy Affairs for mining authorisations covering existing operations, extensions thereto and in respect of undeveloped areas where the new mines are to be established.

Regrettably, despite frequent and ongoing efforts to progress these applications, inordinate delays have been experienced in their processing by the Department. In the event that the granting of these applications is delayed beyond the effective date on which the Bill becomes law, the Company's position regarding these mineral rights, including those to be developed for the expansion programme, may be adversely prejudiced by the implementation of certain of the provisions of the Bill. Accordingly, though the Company continues to engage the Department in an attempt to resolve these difficulties in a constructive manner, it had no choice but to institute legal action against the Department of Minerals and Energy to enforce the timeous processing of its applications.

In this respect, it was reassuring that at a meeting over the past weekend attended by senior Government Ministers, they confirmed that Government had no wish to see mining industry projects interrupted or delayed in any way that could result in the creation of uncertainty for investments in the mining industry.

Through the previously described transactions, implementation of major expansions and its social upliftment programmes, Anglo Platinum has demonstrated its commitment to Government objectives, including the 'use it or lose it' Mineral Rights policy and is making a substantial contribution to the development of the country's natural resources and economy for the benefit of all stakeholders. It fully intends to continue playing this role and looks forward to working with Government in the development, together with the rest of the industry, of the Mining Charter and in the implementation of the new Bill in a way that builds investor confidence and achieves the Bill's objectives.

For further information, please contact

Mike Mtakati
Tel: +27 11 373 6865
Mob: +27 83 455 7887

Johannesburg
25 June 2002

ANGLO AMERICAN

News Release

25 June 2002

South African Minerals Development Bill

There has been considerable public speculation as to the possible impact of the proposed new Minerals and Petroleum Resources Bill.

Anglo American is examining the Bill tabled in the South African Parliament on Tuesday, 25 June and evaluating its implications. It is too early to reach definite conclusions, especially as the regulations accompanying the Bill, and the proposed Mining Charter have yet to be tabled. Anglo American looks forward to engaging constructively with Government and other stakeholders on these issues so that the new legislation can be implemented in a way that is both conducive to investor confidence and to fulfilling the aims of the Bill, of which the Company is fully supportive.

In so far as the Platinum sector has distinct features and has been the subject of particular commentary, Anglo Platinum has this afternoon put out a separate statement (attached).

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN PLATINUM CORPORATION LIMITED
Registration No 1946/022452/06

JSE Code: AMS
ISIN: ZAE000013181

MEDIA RELEASE

There has been considerable press coverage of the passage of the new Mineral and Petroleum Resources Development Bill (the Bill) during the recent parliamentary debates. This coverage has given rise to much speculation as to what impact the Bill will have on the mining industry generally and in particular, its implications for the platinum industry and Anglo Platinum.

Anglo Platinum has been consistent in its support for the fundamental, political, economic and social objectives of the Bill. Two major multi-billion rand empowerment transactions have already been completed, with Mvelaphanda Holdings at Northam Platinum (22,5 per cent) and with African Rainbow Minerals at the new Modikwa (previously Maandagshoek) project (50 per cent), and two further major Black Economic Empowerment (BEE) initiatives are currently under negotiation. Most importantly, the company has committed to Government that it will propose significant additional BEE transactions and related small and medium enterprise (SME) initiatives at its new projects as these are developed.

In May of 2000, Anglo Platinum announced that based on its analysis of market demand, annual production capacity would be expanded from the then base of 2 million ounces of platinum to 3,5 million ounces by calendar 2006. Expressed in current money terms, escalated to completion, the capital cost of this expansion is estimated at over R20 billion. In pursuance of this programme, the Company has announced that new mines will be developed at Bafokeng Rasimone, Styldrift, Modikwa, Pandora, Waterval and Twickenham, the building of a new smelter at Polokwane (formerly Pietersburg) and the expansion of its base and precious metal refining activities in Rustenburg. Additional substantial capital projects to maintain baseline production are planned and will be announced if board approval and the requisite Government approvals are obtained.

These projects will provide over 13,000 new jobs directly as well as innumerable opportunities in surrounding communities for procurement and SME activities.

Pursuant to the R20 billion expansion programme, and in terms of a December 2000 agreement with Government securing the company's mineral resources within the eastern limb of the Bushveld Complex, and in

compliance with existing legislation, the company made application to the Department of Mineral and Energy Affairs for mining authorisations covering existing operations, extensions thereto and in respect of undeveloped areas where the new mines are to be established.

Regrettably, despite frequent and ongoing efforts to progress these applications, inordinate delays have been experienced in their processing by the Department. In the event that the granting of these applications is delayed beyond the effective date on which the Bill becomes law, the Company's position regarding these mineral rights, including those to be developed for the expansion programme, may be adversely prejudiced by the implementation of certain of the provisions of the Bill. Accordingly, though the Company continues to engage the Department in an attempt to resolve these difficulties in a constructive manner, it had no choice but to institute legal action against the Department of Minerals and Energy to enforce the timeous processing of its applications.

In this respect, it was reassuring that at a meeting over the past weekend attended by senior Government Ministers, they confirmed that Government had no wish to see mining industry projects interrupted or delayed in any way that could result in the creation of uncertainty for investments in the mining industry.

Through the previously described transactions, implementation of major expansions and its social upliftment programmes, Anglo Platinum has demonstrated its commitment to Government objectives, including the 'use it or lose it' Mineral Rights policy and is making a substantial contribution to the development of the country's natural resources and economy for the benefit of all stakeholders. It fully intends to continue playing this role and looks forward to working with Government in the development, together with the rest of the industry, of the Mining Charter and in the implementation of the new Bill in a way that builds investor confidence and achieves the Bill's objectives.

For further information, please contact

Mike Mtakati
Tel: +27 11 373 6865
Mob: +27 83 455 7887

Johannesburg
25 June 2002

ANGLO AMERICAN

News Release

25 June 2002

South African Minerals Development Bill

There has been considerable public speculation as to the possible impact of the proposed new Minerals and Petroleum Resources Bill.

Anglo American is examining the Bill tabled in the South African Parliament on Tuesday, 25 June and evaluating its implications. It is too early to reach definite conclusions, especially as the regulations accompanying the Bill, and the proposed Mining Charter have yet to be tabled. Anglo American looks forward to engaging constructively with Government and other stakeholders on these issues so that the new legislation can be implemented in a way that is both conducive to investor confidence and to fulfilling the aims of the Bill, of which the Company is fully supportive.

In so far as the Platinum sector has distinct features and has been the subject of particular commentary, Anglo Platinum has this afternoon put out a separate statement (attached).

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN PLATINUM CORPORATION LIMITED
Registration No 1946/022452/06

JSE Code: AMS
ISIN: ZAE000013181

MEDIA RELEASE

There has been considerable press coverage of the passage of the new Mineral and Petroleum Resources Development Bill (the Bill) during the recent parliamentary debates. This coverage has given rise to much speculation as to what impact the Bill will have on the mining industry generally and in particular, its implications for the platinum industry and Anglo Platinum.

Anglo Platinum has been consistent in its support for the fundamental, political, economic and social objectives of the Bill. Two major multi-billion rand empowerment transactions have already been completed, with Mvelaphanda Holdings at Northam Platinum (22,5 per cent) and with African Rainbow Minerals at the new Modikwa (previously Maandagshoek) project (50 per cent), and two further major Black Economic Empowerment (BEE) initiatives are currently under negotiation. Most importantly, the company has committed to Government that it will propose significant additional BEE transactions and related small and medium enterprise (SME) initiatives at its new projects as these are developed.

In May of 2000, Anglo Platinum announced that based on its analysis of market demand, annual production capacity would be expanded from the then base of 2 million ounces of platinum to 3,5 million ounces by calendar 2006. Expressed in current money terms, escalated to completion, the capital cost of this expansion is estimated at over R20 billion. In pursuance of this programme, the Company has announced that new mines will be developed at Bafokeng Rasimone, Styldrift, Modikwa, Pandora, Waterval and Twickenham, the building of a new smelter at Polokwane (formerly Pietersburg) and the expansion of its base and precious metal refining activities in Rustenburg. Additional substantial capital projects to maintain baseline production are planned and will be announced if board approval and the requisite Government approvals are obtained.

These projects will provide over 13,000 new jobs directly as well as innumerable opportunities in surrounding communities for procurement and SME activities.

Pursuant to the R20 billion expansion programme, and in terms of a December 2000 agreement with Government securing the company's mineral resources within the eastern limb of the Bushveld Complex, and in

compliance with existing legislation, the company made application to the Department of Mineral and Energy Affairs for mining authorisations covering existing operations, extensions thereto and in respect of undeveloped areas where the new mines are to be established.

Regrettably, despite frequent and ongoing efforts to progress these applications, inordinate delays have been experienced in their processing by the Department. In the event that the granting of these applications is delayed beyond the effective date on which the Bill becomes law, the Company's position regarding these mineral rights, including those to be developed for the expansion programme, may be adversely prejudiced by the implementation of certain of the provisions of the Bill. Accordingly, though the Company continues to engage the Department in an attempt to resolve these difficulties in a constructive manner, it had no choice but to institute legal action against the Department of Minerals and Energy to enforce the timeous processing of its applications.

In this respect, it was reassuring that at a meeting over the past weekend attended by senior Government Ministers, they confirmed that Government had no wish to see mining industry projects interrupted or delayed in any way that could result in the creation of uncertainty for investments in the mining industry.

Through the previously described transactions, implementation of major expansions and its social upliftment programmes, Anglo Platinum has demonstrated its commitment to Government objectives, including the 'use it or lose it' Mineral Rights policy and is making a substantial contribution to the development of the country's natural resources and economy for the benefit of all stakeholders. It fully intends to continue playing this role and looks forward to working with Government in the development, together with the rest of the industry, of the Mining Charter and in the implementation of the new Bill in a way that builds investor confidence and achieves the Bill's objectives.

For further information, please contact

Mike Mtakati
Tel: +27 11 373 6865
Mob: +27 83 455 7887

Johannesburg
25 June 2002

ANGLO AMERICAN

News Release

25 June 2002

South African Minerals Development Bill

There has been considerable public speculation as to the possible impact of the proposed new Minerals and Petroleum Resources Bill.

Anglo American is examining the Bill tabled in the South African Parliament on Tuesday, 25 June and evaluating its implications. It is too early to reach definite conclusions, especially as the regulations accompanying the Bill, and the proposed Mining Charter have yet to be tabled. Anglo American looks forward to engaging constructively with Government and other stakeholders on these issues so that the new legislation can be implemented in a way that is both conducive to investor confidence and to fulfilling the aims of the Bill, of which the Company is fully supportive.

In so far as the Platinum sector has distinct features and has been the subject of particular commentary, Anglo Platinum has this afternoon put out a separate statement (attached).

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN PLATINUM CORPORATION LIMITED
Registration No 1946/022452/06

JSE Code: AMS
ISIN: ZAE000013181

MEDIA RELEASE

There has been considerable press coverage of the passage of the new Mineral and Petroleum Resources Development Bill (the Bill) during the recent parliamentary debates. This coverage has given rise to much speculation as to what impact the Bill will have on the mining industry generally and in particular, its implications for the platinum industry and Anglo Platinum.

Anglo Platinum has been consistent in its support for the fundamental, political, economic and social objectives of the Bill. Two major multi-billion rand empowerment transactions have already been completed, with Mvelaphanda Holdings at Northam Platinum (22,5 per cent) and with African Rainbow Minerals at the new Modikwa (previously Maandagshoek) project (50 per cent), and two further major Black Economic Empowerment (BEE) initiatives are currently under negotiation. Most importantly, the company has committed to Government that it will propose significant additional BEE transactions and related small and medium enterprise (SME) initiatives at its new projects as these are developed.

In May of 2000, Anglo Platinum announced that based on its analysis of market demand, annual production capacity would be expanded from the then base of 2 million ounces of platinum to 3,5 million ounces by calendar 2006. Expressed in current money terms, escalated to completion, the capital cost of this expansion is estimated at over R20 billion. In pursuance of this programme, the Company has announced that new mines will be developed at Bafokeng Rasimone, Styldrift, Modikwa, Pandora, Waterval and Twickenham, the building of a new smelter at Polokwane (formerly Pietersburg) and the expansion of its base and precious metal refining activities in Rustenburg. Additional substantial capital projects to maintain baseline production are planned and will be announced if board approval and the requisite Government approvals are obtained.

These projects will provide over 13,000 new jobs directly as well as innumerable opportunities in surrounding communities for procurement and SME activities.

Pursuant to the R20 billion expansion programme, and in terms of a December 2000 agreement with Government securing the company's mineral resources within the eastern limb of the Bushveld Complex, and in

compliance with existing legislation, the company made application to the Department of Mineral and Energy Affairs for mining authorisations covering existing operations, extensions thereto and in respect of undeveloped areas where the new mines are to be established.

Regrettably, despite frequent and ongoing efforts to progress these applications, inordinate delays have been experienced in their processing by the Department. In the event that the granting of these applications is delayed beyond the effective date on which the Bill becomes law, the Company's position regarding these mineral rights, including those to be developed for the expansion programme, may be adversely prejudiced by the implementation of certain of the provisions of the Bill. Accordingly, though the Company continues to engage the Department in an attempt to resolve these difficulties in a constructive manner, it had no choice but to institute legal action against the Department of Minerals and Energy to enforce the timeous processing of its applications.

In this respect, it was reassuring that at a meeting over the past weekend attended by senior Government Ministers, they confirmed that Government had no wish to see mining industry projects interrupted or delayed in any way that could result in the creation of uncertainty for investments in the mining industry.

Through the previously described transactions, implementation of major expansions and its social upliftment programmes, Anglo Platinum has demonstrated its commitment to Government objectives, including the 'use it or lose it' Mineral Rights policy and is making a substantial contribution to the development of the country's natural resources and economy for the benefit of all stakeholders. It fully intends to continue playing this role and looks forward to working with Government in the development, together with the rest of the industry, of the Mining Charter and in the implementation of the new Bill in a way that builds investor confidence and achieves the Bill's objectives.

For further information, please contact

Mike Mtakati
Tel: +27 11 373 6865
Mob: +27 83 455 7887

Johannesburg
25 June 2002

ANGLO AMERICAN

News Release

25 June 2002

South African Minerals Development Bill

There has been considerable public speculation as to the possible impact of the proposed new Minerals and Petroleum Resources Bill.

Anglo American is examining the Bill tabled in the South African Parliament on Tuesday, 25 June and evaluating its implications. It is too early to reach definite conclusions, especially as the regulations accompanying the Bill, and the proposed Mining Charter have yet to be tabled. Anglo American looks forward to engaging constructively with Government and other stakeholders on these issues so that the new legislation can be implemented in a way that is both conducive to investor confidence and to fulfilling the aims of the Bill, of which the Company is fully supportive.

In so far as the Platinum sector has distinct features and has been the subject of particular commentary, Anglo Platinum has this afternoon put out a separate statement (attached).

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN PLATINUM CORPORATION LIMITED
Registration No 1946/022452/06

JSE Code: AMS
ISIN: ZAE000013181

MEDIA RELEASE

There has been considerable press coverage of the passage of the new Mineral and Petroleum Resources Development Bill (the Bill) during the recent parliamentary debates. This coverage has given rise to much speculation as to what impact the Bill will have on the mining industry generally and in particular, its implications for the platinum industry and Anglo Platinum.

Anglo Platinum has been consistent in its support for the fundamental, political, economic and social objectives of the Bill. Two major multi-billion rand empowerment transactions have already been completed, with Mvelaphanda Holdings at Northam Platinum (22,5 per cent) and with African Rainbow Minerals at the new Modikwa (previously Maandagshoek) project (50 per cent), and two further major Black Economic Empowerment (BEE) initiatives are currently under negotiation. Most importantly, the company has committed to Government that it will propose significant additional BEE transactions and related small and medium enterprise (SME) initiatives at its new projects as these are developed.

In May of 2000, Anglo Platinum announced that based on its analysis of market demand, annual production capacity would be expanded from the then base of 2 million ounces of platinum to 3,5 million ounces by calendar 2006. Expressed in current money terms, escalated to completion, the capital cost of this expansion is estimated at over R20 billion. In pursuance of this programme, the Company has announced that new mines will be developed at Bafokeng Rasimone, Styldrift, Modikwa, Pandora, Waterval and Twickenham, the building of a new smelter at Polokwane (formerly Pietersburg) and the expansion of its base and precious metal refining activities in Rustenburg. Additional substantial capital projects to maintain baseline production are planned and will be announced if board approval and the requisite Government approvals are obtained.

These projects will provide over 13,000 new jobs directly as well as innumerable opportunities in surrounding communities for procurement and SME activities.

Pursuant to the R20 billion expansion programme, and in terms of a December 2000 agreement with Government securing the company's mineral resources within the eastern limb of the Bushveld Complex, and in

compliance with existing legislation, the company made application to the Department of Mineral and Energy Affairs for mining authorisations covering existing operations, extensions thereto and in respect of undeveloped areas where the new mines are to be established.

Regrettably, despite frequent and ongoing efforts to progress these applications, inordinate delays have been experienced in their processing by the Department. In the event that the granting of these applications is delayed beyond the effective date on which the Bill becomes law, the Company's position regarding these mineral rights, including those to be developed for the expansion programme, may be adversely prejudiced by the implementation of certain of the provisions of the Bill. Accordingly, though the Company continues to engage the Department in an attempt to resolve these difficulties in a constructive manner, it had no choice but to institute legal action against the Department of Minerals and Energy to enforce the timeous processing of its applications.

In this respect, it was reassuring that at a meeting over the past weekend attended by senior Government Ministers, they confirmed that Government had no wish to see mining industry projects interrupted or delayed in any way that could result in the creation of uncertainty for investments in the mining industry.

Through the previously described transactions, implementation of major expansions and its social upliftment programmes, Anglo Platinum has demonstrated its commitment to Government objectives, including the 'use it or lose it' Mineral Rights policy and is making a substantial contribution to the development of the country's natural resources and economy for the benefit of all stakeholders. It fully intends to continue playing this role and looks forward to working with Government in the development, together with the rest of the industry, of the Mining Charter and in the implementation of the new Bill in a way that builds investor confidence and achieves the Bill's objectives.

For further information, please contact

Mike Mtakati
Tel: +27 11 373 6865
Mob: +27 83 455 7887

Johannesburg
25 June 2002

ANGLO AMERICAN

News Release

28 June 2002

Anglo American announces increased stake in Gold Fields

Anglo American plc ("Anglo American") announces that it has recently acquired an additional 3.9% stake in the ordinary shares of Gold Fields Limited ("Gold Fields") bringing its total holding to 20%. As a result, the equity method of accounting will be used with effect from 1 July 2002 for Anglo American's holding in Gold Fields.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

28 June 2002

Anglo American announces increased stake in Gold Fields

Anglo American plc ("Anglo American") announces that it has recently acquired an additional 3.9% stake in the ordinary shares of Gold Fields Limited ("Gold Fields") bringing its total holding to 20%. As a result, the equity method of accounting will be used with effect from 1 July 2002 for Anglo American's holding in Gold Fields.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

28 June 2002

Anglo American announces increased stake in Gold Fields

Anglo American plc ("Anglo American") announces that it has recently acquired an additional 3.9% stake in the ordinary shares of Gold Fields Limited ("Gold Fields") bringing its total holding to 20%. As a result, the equity method of accounting will be used with effect from 1 July 2002 for Anglo American's holding in Gold Fields.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

News Release

28 June 2002

Anglo American announces increased stake in Gold Fields

Anglo American plc ("Anglo American") announces that it has recently acquired an additional 3.9% stake in the ordinary shares of Gold Fields Limited ("Gold Fields") bringing its total holding to 20%. As a result, the equity method of accounting will be used with effect from 1 July 2002 for Anglo American's holding in Gold Fields.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

28 June 2002

Anglo American announces increased stake in Gold Fields

Anglo American plc ("Anglo American") announces that it has recently acquired an additional 3.9% stake in the ordinary shares of Gold Fields Limited ("Gold Fields") bringing its total holding to 20%. As a result, the equity method of accounting will be used with effect from 1 July 2002 for Anglo American's holding in Gold Fields.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

051/2002md

01 July 2002

Anglo American plc (Anglo American) responds to reports in Zimbabwe regarding National Foods

National Foods is an independently managed associated company and is not a long-term component of the group's business in Zimbabwe. National Foods has issued a statement refuting the allegations made in Zimbabwe.

Anglo American remains a committed and responsible business partner in the countries in which it operates and does not engage in activities such as those referred to in statements publicized in recent press reports. As in any country, the prime concern of investors is with economic stability. Fundamental to such stability is policy certainty and respect for the rule of law.

The Zimbabwe media have quoted certain incorrect facts in reporting this story. It is well known, Mr Nicholas Oppenheimer does not own Anglo American, nor is he the Chief Executive. Mr Oppenheimer is a non-executive director of Anglo American plc. Oppenheimer family interests have a small minority shareholding of 3,56% in Anglo American.

End

Queries regarding operation of National Foods must be directed to the company's MD, Mr Ian Kind: 09263 4 781182/9.

Anglo American enquiries:
Johannesburg
Michael Spicer
Tel: +27 11 638 3870
Marion Dixon
Tel: +27 11 638 3001

London
Edward Bickham
Mobile: +44 207 698 8547
Kate Aindow
Tel: +44 20 7698 8619

NATIONAL FOODS LIMITED

NOTICE TO THE PUBLIC

SHORTAGE OF SALT

Severe criticism has been levelled against National Foods in the past week relating to allegations of the hoarding of prepacked fine salt. It is, therefore, necessary to clarify the situation and the facts are set out below:-

- Salt is not produced in Zimbabwe and all requirements are imported and paid for in foreign currency.
- National Foods is one of a number of importers of bulk fine salt into Zimbabwe for use in the manufacturing sector and for domestic consumption.
- The product is imported in 50 kg bags and part of it is repacked into smaller packets suitable for the wholesale and retail market.
- Large quantities of salt are imported regularly and held in stock to ensure continuity of supply.
- It takes up to four weeks from time of order through production and distribution through our depot network to become available to the end consumer.
- On 11 October 2001, selling prices of 500g, 1kg and 2kg packets of salt were fixed in the Government Gazette at September 2001 levels.
- Foreign currency to pay for the salt imports has only been available at current parallel market exchange rates as there is no currency available at the official rate in the market.
- The parallel market currency rate has deteriorated significantly over the past two months and, therefore, the landed cost of salt has increased by well over 100% in this

period, to a level that is substantially higher than the Gazetted selling price of the product.

- Salt importers have been requesting adjustments to the Gazetted selling price as far back as November 2001. However, this has not taken place and the product has become completely unviable to import at current controlled selling prices, resulting in severe losses being incurred.
- At several meetings with the Ministry of Industry and International Trade over the past few weeks, culminating in a letter of 26 June 2002 advising of these problems, packers had been assured that the commodity was under review for a price increase or, alternatively, that it would become a decontrolled product. However, to date this matter has still not been finalised.
- As a result of the huge losses being incurred on prepacked salt at the controlled selling prices, it was no longer possible for the smaller packs to be made available. The Company continued to sell 50kg bags of salt and has continued to import until recently to ensure supply of the bulk material into the country.
- Last week the Company again urgently requested Ministry to assist in speeding up the review of prices as prepacked salt was becoming scarce in the market. The Company furnished Ministry at its request, on 26 June 2002, with all of its stockholdings of salt held throughout the country. The Company therefore refutes the media allegations that the salt stocks have been withheld on a secretive basis.
- In order to try and alleviate the shortages developing the Company has converted some prepack stock back to the 50kg pack sizes for distribution to the market.

- The Company has had visitations by Government officials over the past few days throughout its depot network and has been instructed to sell the remaining balance of prepacked salt at existing controlled selling prices which are far less than the landed cost of the raw material alone. This will result in losses in excess of $23 million.
- In order to assist with this sensitive shortage situation, we have complied and have done all possible to distribute the balance of our prepacked salt stock to the market. These stocks came into the country on the inducements and assurances from the authorities that selling prices would be timeously adjusted and National Foods had continued to import in good faith.
- The Company has never and would not contemplate, destroying any product which is suitable for human consumption.
- At no time has National Foods entertained the idea of trying to create a shortage by subverting the normal chain of supply and has always done its best to play its role in the orderly supply of salt and other foodstuffs to the market. The Company has been caught up in an unfortunate chain of events beyond its control.
- National Foods is anxiously awaiting guidance from the Ministry of Industry and International Trade regarding price adjustments to prepacked salt or alternatively the availability of foreign currency at official exchange rates for further importations of bulk fine salt.

1 July 2002

ANGLO AMERICAN

News Release

051/2002md

01 July 2002

Anglo American plc (Anglo American) responds to reports in Zimbabwe regarding National Foods

National Foods is an independently managed associated company and is not a long-term component of the group's business in Zimbabwe. National Foods has issued a statement refuting the allegations made in Zimbabwe.

Anglo American remains a committed and responsible business partner in the countries in which it operates and does not engage in activities such as those referred to in statements publicized in recent press reports. As in any country, the prime concern of investors is with economic stability. Fundamental to such stability is policy certainty and respect for the rule of law.

The Zimbabwe media have quoted certain incorrect facts in reporting this story. It is well known, Mr Nicholas Oppenheimer does not own Anglo American, nor is he the Chief Executive. Mr Oppenheimer is a non-executive director of Anglo American plc. Oppenheimer family interests have a small minority shareholding of 3,56% in Anglo American.

End

Queries regarding operation of National Foods must be directed to the company's MD, Mr Ian Kind: 09263 4 781182/9.

Anglo American enquiries:
Johannesburg
Michael Spicer
Tel: +27 11 638 3870
Marion Dixon
Tel: +27 11 638 3001

London
Edward Bickham
Mobile: +44 207 698 8547
Kate Aindow
Tel: +44 20 7698 8619

NATIONAL FOODS LIMITED

NOTICE TO THE PUBLIC

SHORTAGE OF SALT

Severe criticism has been levelled against National Foods in the past week relating to allegations of the hoarding of prepacked fine salt. It is, therefore, necessary to clarify the situation and the facts are set out below:-

- Salt is not produced in Zimbabwe and all requirements are imported and paid for in foreign currency.
- National Foods is one of a number of importers of bulk fine salt into Zimbabwe for use in the manufacturing sector and for domestic consumption.
- The product is imported in 50 kg bags and part of it is repacked into smaller packets suitable for the wholesale and retail market.
- Large quantities of salt are imported regularly and held in stock to ensure continuity of supply.
- It takes up to four weeks from time of order through production and distribution through our depot network to become available to the end consumer.
- On 11 October 2001, selling prices of 500g, 1kg and 2kg packets of salt were fixed in the Government Gazette at September 2001 levels.
- Foreign currency to pay for the salt imports has only been available at current parallel market exchange rates as there is no currency available at the official rate in the market.
- The parallel market currency rate has deteriorated significantly over the past two months and, therefore, the landed cost of salt has increased by well over 100% in this

period, to a level that is substantially higher than the Gazetted selling price of the product.

- Salt importers have been requesting adjustments to the Gazetted selling price as far back as November 2001. However, this has not taken place and the product has become completely unviable to import at current controlled selling prices, resulting in severe losses being incurred.
- At several meetings with the Ministry of Industry and International Trade over the past few weeks, culminating in a letter of 26 June 2002 advising of these problems, packers had been assured that the commodity was under review for a price increase or, alternatively, that it would become a decontrolled product. However, to date this matter has still not been finalised.
- As a result of the huge losses being incurred on prepacked salt at the controlled selling prices, it was no longer possible for the smaller packs to be made available. The Company continued to sell 50kg bags of salt and has continued to import until recently to ensure supply of the bulk material into the country.
- Last week the Company again urgently requested Ministry to assist in speeding up the review of prices as prepacked salt was becoming scarce in the market. The Company furnished Ministry at its request, on 26 June 2002, with all of its stockholdings of salt held throughout the country. The Company therefore refutes the media allegations that the salt stocks have been withheld on a secretive basis.
- In order to try and alleviate the shortages developing the Company has converted some prepack stock back to the 50kg pack sizes for distribution to the market.

- The Company has had visitations by Government officials over the past few days throughout its depot network and has been instructed to sell the remaining balance of prepacked salt at existing controlled selling prices which are far less than the landed cost of the raw material alone. This will result in losses in excess of $23 million.
- In order to assist with this sensitive shortage situation, we have complied and have done all possible to distribute the balance of our prepacked salt stock to the market. These stocks came into the country on the inducements and assurances from the authorities that selling prices would be timeously adjusted and National Foods had continued to import in good faith.
- The Company has never and would not contemplate, destroying any product which is suitable for human consumption.
- At no time has National Foods entertained the idea of trying to create a shortage by subverting the normal chain of supply and has always done its best to play its role in the orderly supply of salt and other foodstuffs to the market. The Company has been caught up in an unfortunate chain of events beyond its control.
- National Foods is anxiously awaiting guidance from the Ministry of Industry and International Trade regarding price adjustments to prepacked salt or alternatively the availability of foreign currency at official exchange rates for further importations of bulk fine salt.

1 July 2002

ANGLO
AMERICAN

News Release

051/2002md

01 July 2002

Anglo American plc (Anglo American) responds to reports in Zimbabwe regarding National Foods

National Foods is an independently managed associated company and is not a long-term component of the group's business in Zimbabwe. National Foods has issued a statement refuting the allegations made in Zimbabwe.

Anglo American remains a committed and responsible business partner in the countries in which it operates and does not engage in activities such as those referred to in statements publicized in recent press reports. As in any country, the prime concern of investors is with economic stability. Fundamental to such stability is policy certainty and respect for the rule of law.

The Zimbabwe media have quoted certain incorrect facts in reporting this story. It is well known, Mr Nicholas Oppenheimer does not own Anglo American, nor is he the Chief Executive. Mr Oppenheimer is a non-executive director of Anglo American plc. Oppenheimer family interests have a small minority shareholding of 3,56% in Anglo American.

End

Queries regarding operation of National Foods must be directed to the company's MD, Mr Ian Kind: 09263 4 781182/9.

Anglo American enquiries:
Johannesburg
Michael Spicer
Tel: +27 11 638 3870
Marion Dixon
Tel: +27 11 638 3001

London
Edward Bickham
Mobile: +44 207 698 8547
Kate Aindow
Tel: +44 20 7698 8619

NATIONAL FOODS LIMITED

NOTICE TO THE PUBLIC

SHORTAGE OF SALT

Severe criticism has been levelled against National Foods in the past week relating to allegations of the hoarding of prepacked fine salt. It is, therefore, necessary to clarify the situation and the facts are set out below:-

- Salt is not produced in Zimbabwe and all requirements are imported and paid for in foreign currency.
- National Foods is one of a number of importers of bulk fine salt into Zimbabwe for use in the manufacturing sector and for domestic consumption.
- The product is imported in 50 kg bags and part of it is repacked into smaller packets suitable for the wholesale and retail market.
- Large quantities of salt are imported regularly and held in stock to ensure continuity of supply.
- It takes up to four weeks from time of order through production and distribution through our depot network to become available to the end consumer.
- On 11 October 2001, selling prices of 500g, 1kg and 2kg packets of salt were fixed in the Government Gazette at September 2001 levels.
- Foreign currency to pay for the salt imports has only been available at current parallel market exchange rates as there is no currency available at the official rate in the market.
- The parallel market currency rate has deteriorated significantly over the past two months and, therefore, the landed cost of salt has increased by well over 100% in this

period, to a level that is substantially higher than the Gazetted selling price of the product.

- Salt importers have been requesting adjustments to the Gazetted selling price as far back as November 2001. However, this has not taken place and the product has become completely unviable to import at current controlled selling prices, resulting in severe losses being incurred.
- At several meetings with the Ministry of Industry and International Trade over the past few weeks, culminating in a letter of 26 June 2002 advising of these problems, packers had been assured that the commodity was under review for a price increase or, alternatively, that it would become a decontrolled product. However, to date this matter has still not been finalised.
- As a result of the huge losses being incurred on prepacked salt at the controlled selling prices, it was no longer possible for the smaller packs to be made available. The Company continued to sell 50kg bags of salt and has continued to import until recently to ensure supply of the bulk material into the country.
- Last week the Company again urgently requested Ministry to assist in speeding up the review of prices as prepacked salt was becoming scarce in the market. The Company furnished Ministry at its request, on 26 June 2002, with all of its stockholdings of salt held throughout the country. The Company therefore refutes the media allegations that the salt stocks have been withheld on a secretive basis.
- In order to try and alleviate the shortages developing the Company has converted some prepack stock back to the 50kg pack sizes for distribution to the market.

- The Company has had visitations by Government officials over the past few days throughout its depot network and has been instructed to sell the remaining balance of prepacked salt at existing controlled selling prices which are far less than the landed cost of the raw material alone. This will result in losses in excess of $23 million.
- In order to assist with this sensitive shortage situation, we have complied and have done all possible to distribute the balance of our prepacked salt stock to the market. <u>These stocks came into the country on the inducements and assurances from the authorities that selling prices would be timeously adjusted and National Foods had continued to import in good faith.</u>
- The Company has never and would not contemplate, destroying any product which is suitable for human consumption.
- At no time has National Foods entertained the idea of trying to create a shortage by subverting the normal chain of supply and has always done its best to play its role in the orderly supply of salt and other foodstuffs to the market. The Company has been caught up in an unfortunate chain of events beyond its control.
- <u>National Foods is anxiously awaiting guidance from the Ministry of Industry and International Trade regarding price adjustments to prepacked salt or alternatively the availability of foreign currency at official exchange rates for further importations of bulk fine salt.</u>

1 July 2002

ANGLO AMERICAN

News Release

051/2002md

01 July 2002

Anglo American plc (Anglo American) responds to reports in Zimbabwe regarding National Foods

National Foods is an independently managed associated company and is not a long-term component of the group's business in Zimbabwe. National Foods has issued a statement refuting the allegations made in Zimbabwe.

Anglo American remains a committed and responsible business partner in the countries in which it operates and does not engage in activities such as those referred to in statements publicized in recent press reports. As in any country, the prime concern of investors is with economic stability. Fundamental to such stability is policy certainty and respect for the rule of law.

The Zimbabwe media have quoted certain incorrect facts in reporting this story. It is well known, Mr Nicholas Oppenheimer does not own Anglo American, nor is he the Chief Executive. Mr Oppenheimer is a non-executive director of Anglo American plc. Oppenheimer family interests have a small minority shareholding of 3,56% in Anglo American.

End

Queries regarding operation of National Foods must be directed to the company's MD, Mr Ian Kind: 09263 4 781182/9.

Anglo American enquiries:
Johannesburg
Michael Spicer
Tel: +27 11 638 3870
Marion Dixon
Tel: +27 11 638 3001

London
Edward Bickham
Mobile: +44 207 698 8547
Kate Aindow
Tel: +44 20 7698 8619

NATIONAL FOODS LIMITED

NOTICE TO THE PUBLIC

SHORTAGE OF SALT

Severe criticism has been levelled against National Foods in the past week relating to allegations of the hoarding of prepacked fine salt. It is, therefore, necessary to clarify the situation and the facts are set out below:-

- Salt is not produced in Zimbabwe and all requirements are imported and paid for in foreign currency.
- National Foods is one of a number of importers of bulk fine salt into Zimbabwe for use in the manufacturing sector and for domestic consumption.
- The product is imported in 50 kg bags and part of it is repacked into smaller packets suitable for the wholesale and retail market.
- Large quantities of salt are imported regularly and held in stock to ensure continuity of supply.
- It takes up to four weeks from time of order through production and distribution through our depot network to become available to the end consumer.
- On 11 October 2001, selling prices of 500g, 1kg and 2kg packets of salt were fixed in the Government Gazette at September 2001 levels.
- Foreign currency to pay for the salt imports has only been available at current parallel market exchange rates as there is no currency available at the official rate in the market.
- The parallel market currency rate has deteriorated significantly over the past two months and, therefore, the landed cost of salt has increased by well over 100% in this

period, to a level that is substantially higher than the Gazetted selling price of the product.

- Salt importers have been requesting adjustments to the Gazetted selling price as far back as November 2001. However, this has not taken place and the product has become completely unviable to import at current controlled selling prices, resulting in severe losses being incurred.
- At several meetings with the Ministry of Industry and International Trade over the past few weeks, culminating in a letter of 26 June 2002 advising of these problems, packers had been assured that the commodity was under review for a price increase or, alternatively, that it would become a decontrolled product. However, to date this matter has still not been finalised.
- As a result of the huge losses being incurred on prepacked salt at the controlled selling prices, it was no longer possible for the smaller packs to be made available. The Company continued to sell 50kg bags of salt and has continued to import until recently to ensure supply of the bulk material into the country.
- Last week the Company again urgently requested Ministry to assist in speeding up the review of prices as prepacked salt was becoming scarce in the market. The Company furnished Ministry at its request, on 26 June 2002, with all of its stockholdings of salt held throughout the country. The Company therefore refutes the media allegations that the salt stocks have been withheld on a secretive basis.
- In order to try and alleviate the shortages developing the Company has converted some prepack stock back to the 50kg pack sizes for distribution to the market.

- The Company has had visitations by Government officials over the past few days throughout its depot network and has been instructed to sell the remaining balance of prepacked salt at existing controlled selling prices which are far less than the landed cost of the raw material alone. This will result in losses in excess of $23 million.
- In order to assist with this sensitive shortage situation, we have complied and have done all possible to distribute the balance of our prepacked salt stock to the market. These stocks came into the country on the inducements and assurances from the authorities that selling prices would be timeously adjusted and National Foods had continued to import in good faith.
- The Company has never and would not contemplate, destroying any product which is suitable for human consumption.
- At no time has National Foods entertained the idea of trying to create a shortage by subverting the normal chain of supply and has always done its best to play its role in the orderly supply of salt and other foodstuffs to the market. The Company has been caught up in an unfortunate chain of events beyond its control.
- National Foods is anxiously awaiting guidance from the Ministry of Industry and International Trade regarding price adjustments to prepacked salt or alternatively the availability of foreign currency at official exchange rates for further importations of bulk fine salt.

1 July 2002

ANGLO AMERICAN

News Release

051/2002md

01 July 2002

Anglo American plc (Anglo American) responds to reports in Zimbabwe regarding National Foods

National Foods is an independently managed associated company and is not a long-term component of the group's business in Zimbabwe. National Foods has issued a statement refuting the allegations made in Zimbabwe.

Anglo American remains a committed and responsible business partner in the countries in which it operates and does not engage in activities such as those referred to in statements publicized in recent press reports. As in any country, the prime concern of investors is with economic stability. Fundamental to such stability is policy certainty and respect for the rule of law.

The Zimbabwe media have quoted certain incorrect facts in reporting this story. It is well known, Mr Nicholas Oppenheimer does not own Anglo American, nor is he the Chief Executive. Mr Oppenheimer is a non-executive director of Anglo American plc. Oppenheimer family interests have a small minority shareholding of 3,56% in Anglo American.

End

Queries regarding operation of National Foods must be directed to the company's MD, Mr Ian Kind: 09263 4 781182/9.

Anglo American enquiries:
Johannesburg
Michael Spicer
Tel: +27 11 638 3870
Marion Dixon
Tel: +27 11 638 3001

London
Edward Bickham
Mobile: +44 207 698 8547
Kate Aindow
Tel: +44 20 7698 8619

Anglo American plc
Johannesburg Office:
Corporate Communications Department 3rd Floor 55 Marshall Street Johannesburg
P O Box 61587 Marshalltown 2107 Republic of South Africa
Tel +27 (0)11 638 9111 Fax +27 (0)11 638 3771 www.angloamerican.co.za

NATIONAL FOODS LIMITED

NOTICE TO THE PUBLIC

SHORTAGE OF SALT

Severe criticism has been levelled against National Foods in the past week relating to allegations of the hoarding of prepacked fine salt. It is, therefore, necessary to clarify the situation and the facts are set out below:-

- Salt is not produced in Zimbabwe and all requirements are imported and paid for in foreign currency.
- National Foods is one of a number of importers of bulk fine salt into Zimbabwe for use in the manufacturing sector and for domestic consumption.
- The product is imported in 50 kg bags and part of it is repacked into smaller packets suitable for the wholesale and retail market.
- Large quantities of salt are imported regularly and held in stock to ensure continuity of supply.
- It takes up to four weeks from time of order through production and distribution through our depot network to become available to the end consumer.
- On 11 October 2001, selling prices of 500g, 1kg and 2kg packets of salt were fixed in the Government Gazette at September 2001 levels.
- Foreign currency to pay for the salt imports has only been available at current parallel market exchange rates as there is no currency available at the official rate in the market.
- The parallel market currency rate has deteriorated significantly over the past two months and, therefore, the landed cost of salt has increased by well over 100% in this

period, to a level that is substantially higher than the Gazetted selling price of the product.

- Salt importers have been requesting adjustments to the Gazetted selling price as far back as November 2001. However, this has not taken place and the product has become completely unviable to import at current controlled selling prices, resulting in severe losses being incurred.
- At several meetings with the Ministry of Industry and International Trade over the past few weeks, culminating in a letter of 26 June 2002 advising of these problems, packers had been assured that the commodity was under review for a price increase or, alternatively, that it would become a decontrolled product. However, to date this matter has still not been finalised.
- As a result of the huge losses being incurred on prepacked salt at the controlled selling prices, it was no longer possible for the smaller packs to be made available. The Company continued to sell 50kg bags of salt and has continued to import until recently to ensure supply of the bulk material into the country.
- Last week the Company again urgently requested Ministry to assist in speeding up the review of prices as prepacked salt was becoming scarce in the market. The Company furnished Ministry at its request, on 26 June 2002, with all of its stockholdings of salt held throughout the country. The Company therefore refutes the media allegations that the salt stocks have been withheld on a secretive basis.
- In order to try and alleviate the shortages developing the Company has converted some prepack stock back to the 50kg pack sizes for distribution to the market.

- The Company has had visitations by Government officials over the past few days throughout its depot network and has been instructed to sell the remaining balance of prepacked salt at existing controlled selling prices which are far less than the landed cost of the raw material alone. This will result in losses in excess of $23 million.
- In order to assist with this sensitive shortage situation, we have complied and have done all possible to distribute the balance of our prepacked salt stock to the market. These stocks came into the country on the inducements and assurances from the authorities that selling prices would be timeously adjusted and National Foods had continued to import in good faith.
- The Company has never and would not contemplate, destroying any product which is suitable for human consumption.
- At no time has National Foods entertained the idea of trying to create a shortage by subverting the normal chain of supply and has always done its best to play its role in the orderly supply of salt and other foodstuffs to the market. The Company has been caught up in an unfortunate chain of events beyond its control.
- National Foods is anxiously awaiting guidance from the Ministry of Industry and International Trade regarding price adjustments to prepacked salt or alternatively the availability of foreign currency at official exchange rates for further importations of bulk fine salt.

1 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

\-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

76,000

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

76,000

10) Percentage of issued class

\-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand 51.25 Selling price = £10.977763

13) Date of transaction

25 June 2002

14) Date company informed

25 June 2002

15) Total holding following this notification

87,246 shares (including interests on a conditional basis in 43,585 shares)

582,460 options (including interests on a conditional basis in 486,368 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..26 June 2002.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

76,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

76,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand 51.25 Selling price = £10.977763

13) Date of transaction

25 June 2002

14) Date company informed

25 June 2002

15) Total holding following this notification

87,246 shares (including interests on a conditional basis in 43,585 shares)

582,460 options (including interests on a conditional basis in 486,368 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..26 June 2002.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

76,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

76,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand 51.25 Selling price = £10.977763

13) Date of transaction

25 June 2002

14) Date company informed

25 June 2002

15) Total holding following this notification

87,246 shares (including interests on a conditional basis in 43,585 shares)

582,460 options (including interests on a conditional basis in 486,368 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..26 June 2002.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

76,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

76,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand 51.25 Selling price = £10.977763

13) Date of transaction

25 June 2002

14) Date company informed

25 June 2002

15) Total holding following this notification

87,246 shares (including interests on a conditional basis in 43,585 shares)

582,460 options (including interests on a conditional basis in 486,368 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..26 June 2002.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

76,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

76,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option price = Rand 51.25 Selling price = £10.977763

13) Date of transaction

25 June 2002

14) Date company informed

25 June 2002

15) Total holding following this notification

87,246 shares (including interests on a conditional basis in 43,585 shares)

582,460 options (including interests on a conditional basis in 486,368 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Mr A Guthrie - tel. 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..26 June 2002.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Anglo American plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd

5. Number of shares / amount of stock acquired

466,200

6. Percentage of issued class

0,03%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

10. Date of transaction

18 June 2002

11. Date company informed

21 June 2002

12. Total holding following this notification

44,324,246

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

-

15. Name of contact and telephone number for queries

MR G A WILKINSON - 020 7698 8751

16. Name and signature of authorised company official responsible for making this notification

MR G A WILKINSON

Date of notification

21 June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Anglo American plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd

5. Number of shares / amount of stock acquired

466,200

6. Percentage of issued class

0,03%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

10. Date of transaction

18 June 2002

11. Date company informed

21 June 2002

12. Total holding following this notification

44,324,246

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

-

15. Name of contact and telephone number for queries

MR G A WILKINSON - 020 7698 8751

16. Name and signature of authorised company official responsible for making this notification

MR G A WILKINSON

Date of notification

21 June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Anglo American plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd

5. Number of shares / amount of stock acquired

466,200

6. Percentage of issued class

0,03%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

10. Date of transaction

18 June 2002

11. Date company informed

21 June 2002

12. Total holding following this notification

44,324,246

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

-

15. Name of contact and telephone number for queries

MR G A WILKINSON - 020 7698 8751

16. Name and signature of authorised company official responsible for making this notification

MR G A WILKINSON

Date of notification

21 June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Anglo American plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd

5. Number of shares / amount of stock acquired

466,200

6. Percentage of issued class

0,03%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

10. Date of transaction

18 June 2002

11. Date company informed

21 June 2002

12. Total holding following this notification

44,324,246

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

-

15. Name of contact and telephone number for queries

MR G A WILKINSON - 020 7698 8751

16. Name and signature of authorised company official responsible for making this notification

MR G A WILKINSON

Date of notification

21 June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Anglo American plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd

5. Number of shares / amount of stock acquired

466,200

6. Percentage of issued class

0,03%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

10. Date of transaction

18 June 2002

11. Date company informed

21 June 2002

12. Total holding following this notification

44,324,246

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

-

15. Name of contact and telephone number for queries

MR G A WILKINSON - 020 7698 8751

16. Name and signature of authorised company official responsible for making this notification

MR G A WILKINSON

Date of notification

21 June 2002